Filed by Barclays PLC Pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14d-2 under the
Securities Exchange Act of 1934
Subject Companies:
Barclays PLC
(Commission File No. 1-09246)
Barclays Bank PLC
(Commission File No. 1-10257)
ABN AMRO Holding N.V.
(Commission File No. 1-14624)
ABN AMRO Bank N.V.
(Commission File No. 1-14624-05)
SEC Filings and this Filing: Important Information
This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of the Offer to persons not resident in the United States , the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions (the “Restricted Jurisdictions”). Accordingly, copies of offering materials are not being, and must not be, mailed or otherwise distributed or sent in, into or from any such Restricted Jurisdiction into which the same would be unlawful. Persons receiving such documents (including, without limitation, custodians, nominees and trustees) should inform themselves about and observe any applicable requirements.
In connection with the proposed business combination transaction between ABN AMRO Holding N.V. (“ABN AMRO”) and Barclays PLC (“Barclays”), Barclays has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 (“Form F-4”), which includes the Barclays offer document/prospectus. Barclays has also filed with the SEC a Statement on Schedule TO and other relevant materials. In addition, ABN AMRO has filed with the SEC a Recommendation Statement on Schedule 14D-9 and has filed and will file other relevant materials. Barclays has mailed the offer document/prospectus to holders of ABN AMRO ordinary shares located in the United States and Canada and to holders of ABN AMRO ADSs in certain jurisdictions worldwide.
INVESTORS ARE URGED TO READ THE OFFER DOCUMENT/PROSPECTUS AND ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.
Investors can obtain a free copy of the Form F-4, the offer document/prospectus and other filings without charge, at the SEC’s website (www.sec.gov). Copies of such documents may also be obtained from ABN AMRO and Barclays without charge.

On October 5, 2007, Barclays issued the following press release:
The Offer is not being made, directly or indirectly, in or into, and consequently this announcement is not for distribution, directly or indirectly, in or into, Italy, Japan or any other jurisdiction where the making of this Offer is not in compliance with local laws. This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.
5 October 2007
For immediate release
WITHDRAWAL OF OFFER FOR ABN AMRO AND RESTART OF BUYBACK PROGRAMME
Barclays announces that as at 4 October 2007, the Closing Date of its offer (“Offer”) for ABN AMRO Holding N.V. (“ABN AMRO”), not all the conditions relating to the Offer were fulfilled. In particular, the condition that at least 80% of ABN AMRO’s issued ordinary share capital as at the Closing Date (excluding any ordinary shares held by ABN AMRO) were tendered, has not been fulfilled. As a result, Barclays withdraws its Offer with immediate effect. Any tenders of ordinary shares, American Depositary Shares, formerly convertible preference shares or DR preference shares under the Offer prior to or after the date of this announcement will be deemed not to have been made.
As at 4 October 2007, 4,410,136 ordinary shares in the share capital of ABN AMRO were tendered under the Offer, as well as 782,945 American Depositary Shares. In addition 5,260 formerly convertible preference shares and 8,466,875 DR preference shares were tendered under the Offer.
The merger protocol entered into between Barclays and ABN AMRO on 23 April 2007 (and amended on 23 July and 30 July 2007) is now terminated in accordance with its terms and Barclays is requesting payment of the €200 million break fee to which it is contractually entitled. This break fee will significantly exceed the costs that Barclays incurred in connection with the Offer.
The Barclays share buyback programme will be terminated today and will restart without the restrictions specific to the Offer as announced on 2 August 2007. To date Barclays has in aggregate acquired approximately 140.9 million shares for cancellation at an average price of 622.5 pence. Under the new, restarted programme, up to £1.55 billion remains available to purchase a maximum of 196.0 million shares for cancellation during the period from 8 October to 31 December 2007. The objective of the restarted programme remains to immunise the dilutive effect of the issuance of shares to China Development Bank and Temasek on existing shareholders.
John Varley, Barclays Group CEO, said:
“I thank Barclays shareholders and employees for their overwhelming support for this transaction over the past months. Barclays has strong momentum and I am confident that we will continue to deliver significant growth in the coming years.”
Marcus Agius, Barclays Group Chairman, said:
“The Board is proud of the way Barclays senior management conducted the campaign for ABN AMRO. We remain committed to continuing our successful strategy of Earn, Invest and Grow.”
Enquiries:

Barclays ANALYSTS AND INVESTORS
Mark Merson	+44 (0) 20 7116 5752
John McIvor	+44 (0) 20 7116 2929

MEDIA
Stephen Whitehead	+44 (0) 20 7116 6060
Alistair Smith	+44 (0) 20 7116 6132
Important Information
This announcement is a public announcement as defined in section 9b paragraph 1, section 9t paragraph 3 and section 9t paragraph 4 of the Dutch Securities Markets Supervision Decree (Besluit toezicht effectenverkeer 1995).
Forward-looking statements
This announcement contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations.
By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, as well as UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, progress in the integration of Absa into the Group’s business and the achievement of synergy targets related to Absa, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition — a number of which factors are beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.
Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Barclays share for the current or future financial years, will necessarily match or exceed the historical published earnings per Barclays share.